


03026095


MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH, D.C. 187 SECTION

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[Fee Required]

For the fiscal year ended December 31, 2002

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
[No Fee Required]

For the transition period from _________ to ________

Commission file number ________________

a. Full title of the Plan:

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

VANGUARD INTERNATIONAL GROWTH FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD U. S. GROWTH FUND
P. O. Box 2900
Valley Forge, PA 19482

CR

VANGUARD WINDSOR II FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD 500 INDEX FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD ASSET ALLOCATION FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD WELLINGTON FUND
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND
PARTICIPATING SUBSIDIARY COMPANIES

Date: June 16, 2003

BY: 
J. A. Hixon, Chairman
Board of Managers

THRIFT AND INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

ANNUAL REPORT

December 31, 2002 and 2001

THRIFT AND INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS



2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Independent Auditors' Report

The Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan (Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 13, 2003



THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2002 and 2001

	2002	2001
Assets:		
Investments (note 4):		
Interest in Master Trust for Norfolk Southern Corporation common stock	$ 208,385,902	$ 196,280,522
Mutual funds:		
International stock fund	3,603,913	3,645,352
Diversified equity fund	30,065,190	46,236,069
Equity growth and income funds	41,438,995	46,633,517
Balanced funds	21,969,568	19,787,501
Common collective trusts - fixed income fund	39,592,061	32,531,914
Participant loans	9,632,984	9,662,916
Total investments	354,688,613	354,777,791
Receivables:		
Employees' contributions	2,818	3,001
Employers' contributions	1,192	1,244
Total receivables	4,010	4,245
Assets available for benefits	$ 354,692,623	$ 354,782,036

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (note 4)	$ (10,897,874)	$ 25,481,067
Dividends	4,328,209	4,573,582
Interest	2,489,219	2,550,064
Total investment income (loss)	(4,080,446)	32,604,713
Contributions:		
Employee contributions	18,580,464	17,804,900
Employer contributions – Norfolk Southern Corporation common stock	6,611,236	6,344,692
Total contributions	25,191,700	24,149,592
Distributions	(21,200,667)	(37,633,052)
Net increase (decrease)	(89,413)	19,121,253
Assets available for benefits:		
Beginning of year	354,782,036	335,660,783
End of year	$ 354,692,623	$ 354,782,036

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

The Plan has elected the alternative method of compliance with the annual reporting requirements prescribed in the Department of Labor rules and regulations for reporting and disclosure under ERISA.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with accounting principles generally accepted in the United States of America. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms.

The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with investments in NS Stock held by the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. Commingled stock investments consist of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and are divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of all plans in the Master Trust. Units are allocated among the plans based on total units credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2002 and December 31, 2001 was 63.5% and 64.4%, respectively. The Plan's fair value of Master Trust investment assets was $208,385,902 at December 31, 2002 and $196,280,522 at December 31, 2001.

Investment income for the Master Trust was as follows:

	2002	2001
Dividends and interest	$ 4,214,684	$ 3,582,467
Net appreciation in fair value	29,828,116	80,616,160
Total investment income	$ 34,042,800	$ 84,198,627

(d) Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Investments also include participant loans, which are reflected at current value (note 2). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(2) Plan Description

The following is a brief discussion of the Plan in effect during 2002 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective June 1, 1982, by resolution adopted on April 30, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Non-agreement employees of NS or any participating subsidiary shall be eligible to become a plan member (Member) on the first day of the calendar month after the

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

expiration of six (6) months of service following the date on which the employee first is employed by and receives compensation from NS, a participating subsidiary, or other subsidiary or affiliate.

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (Code). The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the three members of which are appointed by the NS Board of Directors. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. All administrative costs arising under the Plan (not including administrative costs of the funds in which plan assets are invested) are paid by the Plan and its members except those expenses that NS and the participating companies choose in their discretion to pay. The Managers receive no remuneration with respect to their service in such capacity.

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances including their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, Matching Contributions Account, PAYSOP Account, After-Tax Contributions Account and Employee and Employer Rollover Accounts, hereinafter generally referred to as Accounts.

(c) Basic Pre-Tax, Catch-Up, Matching, PAYSOP and After-Tax Contributions Accounts

A Member may elect that NS contribute to the Member's Basic Pre-Tax Contributions Account an amount equal to not less than 1% nor more than 10% (15% for Members whose salary does not exceed $78,000 at the time of the election) of the Member's Compensation, as defined in the Plan. In addition, eligible non-highly compensated Members can contribute to their Basic Pre-Tax Contributions Account excess corporation contributions under the Comprehensive Benefits Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. Such amounts are not eligible for matching contributions. Annual Basic Pre-Tax Contributions are limited as provided in Section 402(g) of the Code. The maximum annual Basic Pre-Tax Contribution for 2002 and 2001 was $11,000 and $10,500, respectively.

A Member who is at least age 50, or will attain age 50 by the end of the calendar year, and is contributing or expected to contribute the maximum allowable amount to his or her Basic Pre-Tax Contributions Account, is eligible to make Catch-Up Contributions. Each

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

Catch-Up Eligible Member may elect that NS contribute an amount equal to not less than 1% nor more than 20% of the Member's compensation as defined in the Plan. Catch-Up Contributions are not eligible for Matching Contributions. Annual Catch-Up Contributions are limited as provided in Code Section 414(v)(2)(B)(i). The maximum annual Catch-Up Contribution for 2002 was $1,000.

NS contributes to the Member's Matching Contributions Account one-half of the Member's Basic Pre-Tax Contributions not to exceed 3% of the Member's compensation, as defined in the Plan, and one-quarter of the Member's Basic Pre-Tax Contributions that exceed 10% of the Member's Contribution. The Matching Contribution is invested in the NS Stock Fund.

NS has contributed to the Plan an amount equal to the maximum employee stock ownership credit allowed for federal income tax purposes under former Section 44G of the Code. Any such contributions are referred to as PAYSOP Contributions. PAYSOP Contributions were, subject to certain limitations, allocated equally to the account of each Nonagreement Employee employed by NS on December 31 of the calendar year for which PAYSOP Contributions were made. The employee stock ownership credit under former Code Section 44G was repealed for tax years after 1986, and no additional PAYSOP Contributions were made after calendar year 1986.

Prior to January 1, 1987, each Member was allowed to voluntarily contribute to the Member's After-Tax Contributions Account an amount equal to not less than 1% nor more than 5% of the Member's Compensation, as defined in the Plan. Such After-Tax Contributions were discontinued effective January 1, 1987.

(d) Employee and Employer Rollover Accounts

A Member can contribute amounts representing both employee contributions and employer contributions made to the qualified plan of a former employer which are eligible rollover distributions. Any amounts held in a Rollover Account will be invested in the same investment options, and in the same proportions, as the Member selects for Basic Pre-Tax Contributions.

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

distributed in cash to the Members as soon as practicable or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to normal retirement age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000 (without regard to the Member's Rollover Account), no distribution of account balances will be made to the Member prior to the earlier of normal retirement age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000 (without regard to the Member's Rollover Account), then the account balances will be distributed to the Member as soon as practicable. A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan, as the Member directs. However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a plan loan.

A Member may withdraw all or a portion of the balance of their After-Tax Contributions Account. The Managers will then distribute to the Member the amount requested, in cash or NS Stock, as applicable, such withdrawal to be made, unless the Member requests the Managers to the contrary, pro rata from the investment options in which the Member's After-Tax Contributions Account balance is invested.

A Member may withdraw all or a portion of the whole shares of NS Stock held in their Matching Contributions Account or Employer Rollover Account, provided that the Member has been a Member of the Plan for not less than five (5) years or the contributions withdrawn have been held in the Plan for not less than two (2) years. A Member may also withdraw, under the same terms, all or a portion of the value of their Matching Contributions Account in cash. A request for withdrawal from the Member's Matching Contributions Account or Employer Rollover Account will be effective as soon as practicable after the signed authorization is received by the Managers.

A Member may make a written request to the Managers for withdrawal of all or a portion of the Member's Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, and/or Rollover Account on the basis of hardship as more fully described in the Plan.

(g) Transfers to or from Plans of Non-Participating Subsidiaries or Affiliates

If the Managers determine that the plan of an affiliate is comparable to this Plan (i.e., the Plan provides all the same options and forms of benefit as the plan of the affiliate from

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

which the transfer is to be made), a Member may transfer as a direct transfer from the Code Section 401(k) plan of the affiliate, cash or NS Stock representing employee and employer contributions (including earnings thereon). Such transfers must be made directly from the trustee of the Code Section 401(k) plan of the affiliate. As the Managers may prescribe, any transfer may include a transfer of any outstanding loans.

A Member may be allowed to transfer as a direct transfer their accounts to the Code Section 401(k) plan of an affiliate or to another plan of NS if the Managers determine that the transferee plan is comparable to this Plan.

(h) Loans

A Member may, no more than once in any calendar year, borrow from the balance of their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, and/or Employee Rollover Account, subject to certain limitations as described below. However, in no event may the total of all outstanding loans made or renewed after October 18, 1989, exceed the value of their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account and Employee Rollover Account at the time the loan is obtained. A Member cannot apply for a loan if the Member has three or more loans outstanding. The Member must execute a promissory note payable to the Managers, upon which the Member will be personally liable, for the amount so borrowed plus interest at a fixed rate established by the Managers, and secured by the Member's entire interest in the Plan. The investments allocated to the Member's Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, and/or Employee Rollover Account will then, to the extent required to provide sufficient cash for the Managers to make the approved loan, be liquidated, unless the Member requests the Managers to the contrary, on a pro rata basis among the investment options in which the balance in their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, and/or Employee Rollover Account is then invested.

The maximum loan term is five (5) years. The amount of a loan may not be less than $1,000 and, when added to the outstanding balance of all other loans from the Plan, may not be more than the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans by the Member from the Plan during the one (1) year period ending on the day before the date on which such loan was made, over the outstanding balance of loans by the Member from the Plan on the date on which such loan was made) or one half (1/2) of the fair market value of the Member's Accounts.

Where a loan has not been repaid in full immediately prior to the distribution of a Member's Basic Pre-Tax Contributions Account, the balance of such loan plus interest accrued will be immediately due and payable, and the Managers will set off such

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

indebtedness against any amount payable to the Member or their beneficiary from the Plan.

The unpaid balance of any loan shall bear interest at a fixed rate that shall be established by the Managers at the time the loan is made. Such rate shall be equal to the average of the rates charged for a share covered loan by the Member One Federal Credit Union and The Thrift Credit Union (Atlanta, Georgia), rounded to the nearest whole integer expressed as a percent and shall be determined five (5) business days prior to the first day of each quarter (January 1, April 1, July 1, and October 1), to be effective that quarter.

The Managers shall have the right on a uniform or consistent basis to limit the amounts, terms, and conditions of loans and may declare a moratorium on loans.

(i) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

(3) Investment Program

A Member's investment election will apply to the Member's Basic Pre-Tax, Catch-Up, After-Tax, and Rollover Contributions Accounts. A Member may not make separate investment elections for each account. If a Member does not provide for the allocation of contributions, the Member will be deemed to have allocated all contributions to the Vanguard Wellington Fund.

For 2001, Matching Contributions and PAYSOP Contributions were invested exclusively in NS Stock held in the Master Trust. Beginning March 1, 2002, a Member who has participated in the Plan for not less than two (2) years may elect to invest the existing and future balances of the Member's Matching Contributions Account and PAYSOP Account in any investment option (including the NS Stock Fund) available under the Plan.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

(4) Investments

Investments at fair value that represent 5% or more of the Plan's investments are separately identified in the following table:

	December 31, 2002	December 31, 2001
Common stock -		
Interest in Master Trust for		
Norfolk Southern Corporation	$ 208,385,902	$ 196,280,522
Value of interests in registered investment company:		
Vanguard US Growth Fund	30,065,190	46,236,069
Vanguard Windsor II Fund	22,467,918	25,367,498
Vanguard 500 Index Fund	18,971,077	21,266,019
Value of interest in common collective trust -		
Vanguard Retirement Savings Trust	39,592,061	32,531,914

During 2002, the Plan's investments depreciated in value by $10,897,874; in 2001, the investments appreciated by $25,481,067. In both 2002 and 2001, the Plan's investments included realized gains and losses on investments bought and sold as well as held during the year. The details of both realized and unrealized gains and losses are as follows:

	Year ended December 31, 2002	Year ended December 31, 2001
Mutual funds	$ (30,814,051)	$ (28,856,568)
Common stock	19,916,177	54,337,635
	$ (10,897,874)	$ 25,481,067

**THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY
COMPANIES**

Notes to Financial Statements
December 31, 2002 and 2001

The majority of the Plan's investments are participant-directed. Certain nonparticipant-directed investments in NS Stock are held in the Master Trust. The year-end balances of these nonparticipant-directed investments amounted to $390,032 for 2002 and $88,259,543 for 2001. The March 1, 2002 amendment (note 6) permits Members who have participated in the Plan for not less than two years to transfer funds out of the Matching Contributions Account and PAYSOP Account. For 2002, this resulted in the re-characterization of a large portion of these investments as participant-directed; however, since changes in the components of participant-directed and nonparticipant-directed investments cannot be separately determined, all amounts excluding the PAYSOP Account beginning March 1, 2002, are deemed to be nonparticipant-directed. Information about the significant components of changes in assets relating to the Matching Contributions Account is as follows:

	2002	2001
Beginning balance at fair value	$ 88,259,543	$ 65,791,706
Net appreciation in fair value	11,052,897	24,446,861
Employer contributions	6,611,236	6,344,692
Fund exchanges in	3,437,850	--
Dividends	1,059,859	1,055,199
Other receipts	673,414	586,160
Effect on PAYSOP of March 1, 2002 plan amendment	(14,450,647)	--
Fund exchanges out	(8,939,052)	--
Payments to Members	(5,045,200)	(9,497,525)
Other disbursements	(578,466)	(467,550)
Ending balance at fair value	$ 82,081,434	$ 88,259,543

Effective January 1, 2003, the Managers adopted two new funds, the Vanguard Growth Index Fund and the American Century Ultra Fund, as investment options under the Plan; and established that the Vanguard U.S. Growth Fund would no longer be offered as an investment option effective February 1, 2003. A transition period beginning January 1, 2003, and ending December 31, 2003, was established to facilitate the Participants' transfer of existing balances held in the Vanguard U.S. Growth Fund to a new investment option.

(5) Federal Income Taxes

The Internal Revenue Service (IRS) has issued a determination letter dated July 10, 1996 that the Plan meets the requirements for qualification under Section 401(a) and 401(k) and exemption under Section 501(a) of the Code. The Plan has been amended since the determination letter; however, the Managers believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. On February 20, 2002, the Plan filed a Form 5300

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2002 and 2001

(Application for Determination for Employee Benefit Plan) with the IRS. To date the IRS has not ruled on the application.

(6) Plan Amendments

The Plan was amended effective September 15, 2002, to allow for Catch-Up Contributions.

The Plan was amended effective March 1, 2002, to permit funds in the Matching Contributions and PAYSOP Accounts to be invested in all of the investment options offered by the Plan, provided the Member has participated in the Plan for at least two years.

The Plan was amended effective February 1, 2002, to designate the Plan's portion of the NS Stock Fund as an ESOP; to ensure that the Plan complies with the ESOP requirements; and to give Members the option of receiving dividends on NS Stock in cash.

The Plan was also amended, effective January 1, 2002, to increase the limit for allowing deferrals of up to 15% of salary from $70,000 to $78,000.

The Plan was amended, effective January 1, 2002, to take into account changes made to the Code by the Economic Growth and Tax Relief Reconciliation Act of 2001. Plan amendments include reducing the amount of time that a participant making a hardship withdrawal be prohibited from making elective contributions to the Plan from 12 months to 6 months; providing that surviving spouses are eligible for the same rollover options as participants; eliminating the multiple use test for years after 2001; modifying the Plan's top-heavy rules; allowing rollovers upon retirement or separation from service to 403(b) tax-sheltered annuities and 457 governmental plans; and ignoring the portion of the benefit attributable to rollover contributions and allocable earnings when determining whether the $5,000 involuntary cash-out amount has been met.

(7) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain plan investments are NS Stock. The Managers, NS officers, are the administrators of the Plan and, therefore, these transactions qualify as party-in-interest.

Schedule 1

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock -			
Interest in Master Trust for			
Norfolk Southern Corporation *	Master Trust Investment Account	$ 199,977,268	$ 208,385,902
Value of Interests in Registered Investment Company:			
Vanguard International Growth Fund*	International Stock Fund	5,218,609	3,603,913
Vanguard U. S. Growth Fund*	Diversified Equity Fund	66,872,435	30,065,190
Vanguard Windsor II Fund*	Equity Growth and Income Fund	27,997,782	22,467,918
Vanguard 500 Index Fund*	Equity Growth and Income Fund	25,536,380	18,971,077
Vanguard Asset Allocation Fund*	Balanced Fund	6,639,897	5,379,048
Vanguard Wellington Fund*	Balanced Fund	18,606,858	16,590,520
		150,871,961	97,077,666
Value of Interest in Common Collective Trust -			
Vanguard Retirement Savings Trust*	Fixed Income Fund	39,592,061	39,592,061
Participant loans*	Participant loans (6%-11%)	--	9,632,984
	Total investments	$ 390,441,290	$ 354,688,613

* Party-in-interest

See accompanying independent auditors' report.

Schedule 2

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2002

Identity of party involved	Description of assets (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction dates	Net gain or (loss)
Norfolk Southern Corporation (Master Trust)	Purchase of NS Common Stock Fund	$ 50,734,830	N/A	N/A	N/A	$ 50,734,830	$ 50,734,830	N/A
Norfolk Southern Corporation (Master Trust)	Sale of NS Common Stock Fund	N/A	$ 58,545,628	N/A	N/A	$ 53,657,802	$ 58,545,628	$ 4,887,826

Note: The above data for the Master Trust includes both participant-directed and nonparticipant-directed funds.

N/A - Not Applicable

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit Number	Description	Page Number in SEC Sequential Numbering System
23	Consent of Independent Auditors	21
99	Certification of the Chairman of the Board of Managers Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	22



2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Consent of Independent Auditors

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to the incorporation by reference in the Registration Statement No. 333-40993 on Form S-8 of Norfolk Southern Corporation of our report dated June 13, 2003, with respect to the statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies as of December 31, 2002 and 2001, the related statements of changes in assets available for benefits for the years then ended, and the related supplemental schedules (Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions) which report appears in the December 31, 2002 Annual Report on Form 11-K of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, Virginia
June 27, 2003



Exhibit 99

CERTIFICATION OF THE CHAIRMAN OF THE BOARD OF MANAGERS PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I certify, to the best of my knowledge, that the Annual Report on Form 11-K for the year ended December 31, 2002 of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the assets available for benefits and changes in assets available for benefits of the Plan.

Signed:



J. A. Hixon, Chairman
Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation
and Participating Subsidiary Companies

Dated: June 16, 2003